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                                SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
            --------------------------------------------------------
                         Securities and Exchange Commission
                            Washington, D.C. 20549
            --------------------------------------------------------
                            POORE BROTHERS, INC.
                             (Name of Issuer)

                Common                              732813006
     (Title of Class of Securities)               (CUSIP Number)

                              Vance M. Arnold
         8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

                              (214) 891-8294
    Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications)

                               December 6, 1996
          (Date of Event which Requires Filing of this Statement)

  1. Names of Reporting Person S.S. or I.R.S. Identification No.:
         Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
        ----------------------------------------------------------------

  2. Check the Appropriate Box if a Member of a Group:
     (a)    N/A
         ------------
     (b)    N/A
         ------------

  3. SEC Use Only:

  4. Citizenship or Place of Organization:  Texas
                                           -------
  Number of Shares Beneficially Owned by Each Reporting Person With:

  (5)  Sole voting Power:  1,640,891
                          -----------

  (6)  Shared Voting Power:   0
                            ----

  (7)  Sole Dispositive Power:  1,640,891
                               -----------

  (8)  Shared Dispositive Power:  0
                                  ---

  (9)  Aggregate Amount Beneficially Owned be Each Reporting Person:
                                                          1,640,891
                                                         -----------

  (10) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
                                                                          ---
  (11) Percent of Class Represented by Amount in Row (11):  19%
                                                           -----
  (12) Type of Reporting Person:  IV
                                 ----


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                                         SCHEDULE 13G



  ITEM 1. SECURITY AND ISSUER
              $1,788,571 - 9.0% Convertible Debenture between Poore Brothers,
             Inc. as Borrowers and Renaissance Capital Growth & Income Fund III, Inc. as Lender.

              Poore Brothers, Inc.                        Company
              2664 S. Litchfield Rd.
              Goodyear, AZ 85338


  ITEM 2. IDENTITY AND BACKGROUND
  a., b., c.  Renaissance Capital Growth &
              Income Fund III, Inc.                       Filer
              8080 N. Central Expressway, Suite 210
              Dallas, Texas 75206

              Renaissance Capital Growth & Income Fund III, Inc. is a Texas corporation, organized as a business development company under the Investment Company Act of 1940 and is traded on the Nasdaq. Its address is 8080 N. Central Expressway, Suite 210, Dallas, TX 75206. Renaissance Capital Group, Inc. is the investment advisor to the Fund. The officers of Renaissance Capital Group, Inc. are:
                    Russell Cleveland, President
                    Barbe Butschek, Senior Vice President, Corporate Secretary and Treasurer
                    Vance M. Arnold, Executive Vice President
                    Mardon M. Navalta, Vice President
                    Norman D. Cox, Vice President

         d.  None
         e.  None
         f.  Texas


  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              The Filer's source of funds for this transaction came exclusively from the Filer's investment capital. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.


  ITEM 4. PUROPSE OF TRANSACTION
             The purpose of the acquisition of these securities for Renaissance Capital Growth & Income Fund III, Inc. was as an investment in accordance with its election as a Business Development Company under the Investment Act of 1940.

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  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
             On May 31, 1995, the Company and the Filer entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued the Filer a $2,100,000 Convertible Debenture yielding a 9.0% interest rate. The Convertible Debenture is initially convertible at $1.09 per share and said conversion price is subject to certain price adjustments. Interest is payable monthly and if not sooner redeemed or converted, matures July 1, 2002. The Debenture also calls for mandatory principal installments commencing July 1, 1998 in the amount of $10 per $1,000 paid on a monthly basis with the final installment of all remaining unpaid principal due on July 1, 2002.

             On December 6, 1996, the Company became a publicly traded Company listed with the Nasdaq stock exchange, completing its initial public offering and triggering the Filer's obligation to file this schedule. The Filer sold 285,714 shares valued at $1,000,000 in the initial public offering.

             As mentioned previously, the Filer and the Company are party to a loan agreement and First Interstate Equity Corporation is also a co-leader under said Agreement. First Interstate's interest was transformed to Wells Fargo Equity Capital and by contract are now a party to the Agreement. The Loan Agreement does contain provisions governing the relationship among its co-lenders including standard cross default provisions.

             The Convertible Debenture Loan Agreement grants the Filer the right to elect one member to the board of directors of the Company and designated Mr. Robert Pearson, a consultant to Renaissance Capital Group, Inc. who has been elected a member of the Company's Board of Directors. The Filers do not have the right to vote the Common Stock underlying the Convertible Debentures until and unless it elects to convert said instrument.

             The Company has not effected any transactions in the securities of the Company prior to the purchase of the Convertible Debenture.


  ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
             The Company and the Filers entered into a Convertible Debenture Loan Agreement on May 31, 1995. Said documents contain default and other provisions contained in loan agreements more generally. As mentioned in the previous item, the Convertible Debenture Loan Agreement grants the Filer the option to name a board of director to the Company. The Investment Advisor of the Filer has a profit interest of up to 20% of the profits of the Filer.

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  ITEM 7. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED
             Not Applicable


  ITEM 8. MATERIAL TO BE FILED AS EXHIBITS
             Not Applicable



  I certify to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

  Date: February 14, 1997

                      By:  Renaissance Capital Growth & Income Fund III, Inc.


                   By:     /s/  Vance M. Arnold
                           -----------------------------
                           Vance M. Arnold, Executive Vice President
                           Renaissance Capital Group, Inc.
                           Investment Advisor